Exhibit (a)(8)
World Wrestling Entertainment Stock Option Exchange Offer Question & Answer Session December 2003

Background Information Stock Options - The opportunity to buy stock at a specified price, regardless of the current market price Exercise Price - The dollar amount per share required to exercise your option to purchase shares Restricted Stock Unit Awards (RSUs) - A grant of WWE stock where the stock is not issued to you until the restrictions have lapsed (the vesting date) Vesting - Rules that govern when you can exercise your options (e.g., you must wait 1 year)

What is the WWE Stock Option Exchange Program? All active employees holding stock options with an exercise price of $17 or higher have an opportunity to exchange every 6 options they hold for 1 restricted share unit (RSU) Optionees with 25,000 options or more may exchange them for RSUs OR keep their original award Optionees with 24,999 options or less may exchange them for RSUs OR a discounted cash award OR keep their original award

Why is WWE making this offer? Align employees' interests with shareholders' interests Reward employees for their contribution to WWE WWE believes that granting RSUs will achieve these goals more effectively than the $17 stock options

How does the RSU exchange work? You'll receive 1 RSU for every 6 eligible options you hold Your RSUs will vest 50% on first anniversary; 50% on second anniversary You'll have a tax obligation on RSUs at vesting that may be paid with cash or with a portion of your vested shares You would be exchanging vested options for unvested RSUs If your employment with WWE is terminated before your RSUs vest, you'll forfeit your unvested RSUs. If the termination is involuntary and without cause, you will be vested in 1/24 of your RSUs for each month you worked from the grant date to your termination date

How does the RSU exchange work? Example Mary has 30,000 eligible options Her options were granted on 10/19/99 at $17 She is 100% vested Her tax rate is 30%

6 for 1 Exchange Mary will receive 5,000 RSUs on 1/16/04 Vesting 2,500 shares will vest on 1/16/05 Remaining 2,500 shares will vest on 1/16/06 Taxes Mary is taxed on 1/16/05 and 1/16/06 on the value of the shares that vest Mary chooses to pay her tax with stock How does the RSU exchange work?

On the first anniversary, WWE stock is at $15. Mary vests in 2,500 shares and chooses to pay the tax owed on her award with shares Mary's Tax Rate x # of Shares x Stock Price = Tax Owed 30% x 2,500 x $15 = $11,250 Tax Obligation ÷ Stock Price = Shares Withheld $11,250 ÷ $15 = 750 Vested Shares - Shares Withheld = Shares Received 2,500 - 750 = 1,750 How does the RSU exchange work? * Upon sale of your WWE stock, any additional gain will be subject to tax

How does the cash exchange work? Instead of exchanging for RSUs, you will exchange your options for a cash payment equal to 75% of the value of the RSUs you would have received (e.g., 1/6 of the number of your eligible options ) For these purposes, the RSU value will be equal to the average per share closing price on the NYSE over the offer period (December 16 - January 15) You'll have a tax obligation on the cash award that will be withheld from the award amount

Example Jeff has 12,000 eligible options His options were granted on 10/19/99 at $17 He is 100% vested The offering period average per share closing price is $12 His tax rate is 30% How does the cash exchange work?

Jeff 's cash award is $18,000 (before tax) # of options ÷ 6 12,000 ÷ 6 = 2,000 Result x discounted avg share price 2,000 * $12 * .75 = $18,000 How does the cash exchange work?

Taxes must be withheld from Jeff's cash award Jeff's Tax Rate x Cash Award = Tax Owed 30% x $18,000 = $5,400 Jeff will receive a check for the Cash Award - Tax Owed $18,000 - $5,400 = $12,600 How does the cash exchange work?

Risk v. Reward - Cash, RSUs, & Options Exchange for Cash Award Receive cash immediately Cash is discounted 25% from average share price during offering period Forego appreciation potential of shares Exchange for RSU Award Ownership in the company creates an opportunity to reap financial reward if WWE stock appreciates Must wait until awards are vested to have ownership Forfeit unvested RSUs if you terminate employment Lose opportunity for greater appreciation if options are ever "in-the-money" Keep Your Options Chance for greater appreciation if options are ever "in-the- money" At $17 exercise price, WWE stock must appreciate significantly prior to the options' expiration date (next 6 years) to reap financial reward

Next Steps Decide whether you'll participate in the offer If you are participating, turn in your Letter of Transmittal by January 15th If you elect a cash award, your check will be mailed to your home on January 23rd If you elect an RSU award, your Restricted Stock Unit Agreement will be sent to you by January 30th You must sign and return your paperwork by February 13th The grant date for your restricted stock unit award is January 16th